Contact

www.linkedin.com/in/herbertbay (LinkedIn)
earkick.com (Company)

Top Skills

Entrepreneurship
Start-ups
Mobile Applications

Languages

Dutch (Limited Working)
English (Full Professional)
Spanish (Elementary)
French (Native or Bilingual)
German (Native or Bilingual)

Certifications

Honored Listee

Honors-Awards

ECCV 2016 Koenderink Award
Industrial IT Research Award 2012
Most Cited Paper Award CVIU 2011
Red Herring Global 100 2010
Venture Business Plan competition 2008

Publications

Experimenting prioritized IK for motion editing
Method and system for image-based information retrieval
A new high-resolution processing method for the deconvolution of optical coherence tomography signals
Wide-baseline stereo matching with line segments
Speeded-up robust features (SURF)

Patents

Herbert Bay

CEO at Earkick | AI Leader | LLM | Entrepreneur | Board Member | Unicorn Hunter | Speaker | Adventurer
United States

Summary

Herbert Bay is the CEO and co-founder of Earkick (https://earkick.com), a personal AI chatbot. Earkick measures and improves mental health in a conversational way using cutting-edge AI technology.

Previously, Herbert co-founded three companies in the field of AI and Machine Learning. One of them was successfully sold to Qualcomm. It represents today the Cloud-Recognition core of the AR Platform Vuforia.

He holds a PhD in Computer Vision at ETH Zurich, published over 20 peer-reviewed scientific papers, received numerous awards.

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Experience

Earkick
CEO and co-founder
June 2021 - Present (3 years 10 months)
San Francisco Bay Area

EthonAI
Angel Investor and Mentor
2021 - Present (4 years)

wingman ventures
Investor
2019 - Present (6 years)

Let's Enhance
Angel Investor
2019 - Present (6 years)

Photocolor Kreuzlingen Ag

Robust interest point detector and descriptor

CEO
August 2019 - Present (5 years 8 months)
Zürich Area, Switzerland

Entrepreneur Media

Contributing Author
January 2017 - January 2024 (7 years 1 month)
United States

Ifolor Group

Member of the Gouverning Board
March 2019 - January 2023 (3 years 11 months)
Switzerland

Shortcut

10 years 6 months

Board Member
February 2014 - December 2022 (8 years 11 months)
Zürich Area, Switzerland

Defined goals and track KPIs. While sailing, I was also active on the operative side and responsible for Computer Vision, Machine Learning (data mining & predictive modeling), and product design (UX, UI).

CEO & Co-Founder
July 2012 - February 2014 (1 year 8 months)
Zurich

Co-founder of kooaba-spinoff and AR company Shortcut Media. I was responsible for fund-raising, led the company to profitability and hired a new CEO.

Magic Leap

Principal Software Engineer, Digital Health & User Perception
August 2018 - July 2019 (1 year)

Built engineering team for digital health

SV Maya

Captain
July 2014 - June 2018 (4 years)
Around the world

Prepared, maintained, and navigated a 41ft sailing yacht under partly extreme conditions from France to New Zealand with my wife and our 2 small children.

Responsible for safety of the crew, trip planning, navigation, technical boat maintenance, and home-schooling of our oldest son.

kooaba
7 years 3 months

Board Member & Co-Founder
February 2008 - January 2014 (6 years)
Zürich Area, Switzerland

Kooaba was successfully sold to Qualcomm in January 2014

CEO & Co-Founder
November 2006 - June 2012 (5 years 8 months)
Zürich Area, Switzerland

Co-founded kooaba as a spin-off company from ETH Zurich together with my friend Till Quack from ETH and Prof. Luc Van Gool. I acted as CEO during 6 years. We established kooaba as the world-leading image-recognition platform with renown customers such as Sony, Qualcomm, and Vivino. As CEO I was responsible for strategy, M&S, Biz Dev, raising venture capital, and finances.

ETH Zurich
Post-Doctoral Researcher
April 2007 - December 2007 (9 months)
Zürich Area, Switzerland

Worked at the Computer Vision Lab at ETH while being CEO of kooaba. In this time, I co-authored scientific publications, a patent, and peer-reviewed numerous scientific papers.

ETH Zurich
Research Assistant - PhD Candidate
December 2002 - May 2006 (3 years 6 months)
Zürich Area, Switzerland

PhD at the Computer Vision Laboratory with Professor Luc Van Gool. During this time I developed the SURF algorithm, which was at the core of the kooaba image-recognition technology and numerous other commercial CV applications. SURF received several awards including the prestigious ECCV Koenderink Price given to fundamental contributions in computer vision that stood the test of time. SURF is among the most cited works in Computer Vision. Submitted a patent for SURF.

IBM Switzerland
Engagement Manager

March 2002 - December 2002 (10 months)
Zürich Area, Switzerland

Set up industrial e-learning projects together with the customer. Coordinated project kickoff meetings. Estimating effort and pricing. Held internal communication and presentation workshops.

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Education

ETH Zürich
Doctor of Philosophy - PhD, Computer Vision · (2002 - 2006)

Babson College
Entrepreneurship · (2007 - 2007)

EPFL
Master of Science - MS, Microengineering · (1997 - 2002)

Polytechnique Montréal
Bachelor, ICT · (1999 - 2000)